Exhibit 2.2
AMENDMENT TO ASSET PURCHASE AGREEMENT
AND DISCLOSURE SCHEDULE
     This Amendment to Asset Purchase Agreement and Disclosure Schedule is entered into as of August 27, 2008 (this “Amendment”), by and among BroadSoft M6, LLC, a Delaware limited liability company (the “Purchaser”), BroadSoft, Inc., a Delaware corporation (the “Company”), and GENBAND Inc., a Delaware corporation (the “Seller”).
Recitals
     Whereas, the Purchaser, the Company, and the Seller are parties to that certain Asset Purchase Agreement, dated as of August 14, 2008 (the “Purchase Agreement”), pursuant to which the Purchaser agreed to purchase, and the Seller agreed to sell, the Assets. Capitalized terms used herein without definition shall have the meaning given to such terms in the Purchase Agreement;
     Whereas, the Disclosure Schedule to the Purchase Agreement (the “Disclosure Schedule”) is the schedule delivered by the Seller to the Company and the Purchaser and is incorporated in the Purchase Agreement by reference; and
     Whereas, in connection with the Closing, the Purchaser, the Company, and the Seller now desire to amend the Purchase Agreement and the Disclosure Schedule, as set forth herein.
Agreements
     Now, Therefore, for and in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:
     1. Amendment to Section 1.8 of the Purchase Agreement. Section 1.8 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:
          1.8 Allocation. Within sixty (60) days following the Closing Date, the parties shall use their good faith, commercially reasonable efforts to agree to an allocation of the Purchase Price among the various assets within each of the classes of the Assets (the “Allocation”). If and to the extent the Purchaser and the Seller agree to the Allocation, (a) such Allocation shall be binding on the parties, (b) the parties shall prepare and timely file all applicable federal and state income and sales Tax forms in a manner consistent with such Allocation, and (c) except as otherwise required pursuant to the Code, neither party shall take a position inconsistent with the Allocation on any Tax Return, or otherwise. If the parties are unable to reach a timely agreement regarding the Allocation, each party shall be entitled to adopt its own position regarding the allocation of the Purchase Price among the various assets within each of the classes of Assets.
     2. Amendment to Section 10.5 of the Purchase Agreement. Section 10.5 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

          10.5 Partnership Relationship. Within sixty (60) days following the Closing Date, the Seller shall enter into the Company’s Premier Network Solutions Agreement for Network Device Partners and shall become a “BroadSoft Premier Network Solutions partner” for a term of three (3) years, with a bi-annual relationship review.
     3. Amendment to Article 10 of the Purchase Agreement. There shall be added to the Agreement a new Section 10.8, which shall read in its entirety as follows:
          10.8 Red Gap Communications, Inc. Within fourteen days after the execution of the Settlement Agreement and Limited Release, among the Seller, Tekelec and Red Gap Communications, Inc. (“Red Gap”), the Purchaser and the Company shall deliver to Red Gap (i) 1,000 Enhanced Business Feature Set Licenses, (ii) 1,000 Unified Messaging & Voicemail Licenses including CommuniGate Messaging Licenses, and (iii) 1,000 Web Portal Licenses, including upgrade to M6 7.0 (collectively, the “Licenses”). For the one year period beginning on the date of delivery of the Licenses by the Purchaser and the Company to Red Gap, the Purchaser and the Company shall provide Red Gap, free of charge, with maintenance in accordance with the terms of the Master Agreement for Sale, License and Support of Products between VocalData, Inc. and Red Gap Communications, Inc. dated September 15, 2004.
     4. Amendments to Exhibit A to the Purchase Agreement.
          (a) The following definitions are hereby deleted in their entirety from Exhibit A (Definitions) to the Purchase Agreement:
               High Level Allocation. “High Level Allocation” shall have the meaning set forth in Section 1.8.
               Detailed Allocation. “Detailed Allocation” shall have the meaning set forth in Section 1.8.
          (b) The following definitions are hereby added to Exhibit A (Definitions) to the Purchase Agreement, in alphabetical order:
               Allocation. “Allocation” shall have the meaning set forth in Section 1.8.
               Licenses. “Licenses” shall have the meaning set forth in Section 10.8.
               Red Gap. “Red Gap” shall have the meaning set forth in Section 10.8.
     5. Amendment and Restatement of the Disclosure Schedule of the Purchase Agreement. The Disclosure Schedule is hereby amended and restated in entirety to be the form attached hereto as Exhibit 1.
     6. Waiver of Certain Conditions to the Company’s and the Purchaser’s Obligations to Close. Effective as of the date hereof, the Company and the Purchaser hereby waive those conditions precedent to their obligation to close as set forth in Section 6.3 of the Purchase Agreement, that have not been met by the Seller as of the date hereof.
     7. Representations. Each of (i) the Company and the Purchaser, on the one hand, and (ii) the Seller on the other hand, hereby represent and warrant to the other(s) as follows:
          (a) Such party has full power and authority to enter into and perform this Amendment.
          (b) The execution and delivery of this Amendment has been duly authorized by all necessary organizational action on its part. This Amendment has been duly executed and delivered by such party and constitutes a legally valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as limited by bankruptcy and laws effecting the enforcement of creditors’ rights generally or equitable principles.
     8. Continuing Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Purchase Agreement shall continue in full force and effect.
     9. Assignment. Neither this Amendment nor any rights or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto, which consent may not be unreasonably withheld; provided, that notwithstanding the foregoing, no consent of the Seller shall be required with respect to any assignment by the Company or the Purchaser to any lender as part of a collateral assignment. Any attempted or purported assignment by any party to this Amendment in violation of this Section 9 shall be null and void.
     10. Choice of Law. This Amendment shall be governed by and construed in accordance with the laws of the Delaware, without regard to the choice of law rules utilized in that jurisdiction.
     11. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature Page Follows]

     In witness whereof, the parties to this Amendment have caused this Amendment to Asset Purchase Agreement and Disclosure Schedule to be executed and delivered as of the date first written above.

BroadSoft, Inc.
By:	/s/ James Tholen
James Tholen
Chief Financial Officer

BroadSoft M6, LLC
By:	BroadSoft, Inc., its manager

By:	/s/ James Tholen
James Tholen
Chief Financial Officer

GENBAND Inc.
By:	/s/ Shauna Martin
Shauna Martin
Executive Vice President, General Counsel and Secretary

[Signature page to Amendment to Asset Purchase Agreement and Disclosure Schedule]

EXHIBIT 1
Intentionally omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish supplementally a copy of any omitted information to the Securities and Exchange Commission upon request.